CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$5,000,000	$356.50

Pricing Supplement no. 822 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 165-A-II dated August 24, 2010	Registration Statement No. 333-155535 Dated September 21, 2010 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $5,000,000 Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate due September 24, 2025

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 24, 2025.
  With respect to the Initial Interest Periods (which we expect to be from September 24, 2010 through but excluding March 24, 2013), Interest on the notes will be payable quarterly in arrears at a rate equal to 5.00% per annum. With respect to each Interest Period (other than the Initial Interest Periods), Interest on the notes will be payable quarterly in arrears at a rate per annum equal to the 10-Year U.S. Constant Maturity Swap Rate, provided that such Interest Rate will not be greater than the Maximum Interest Rate of 7.00% per annum or less than the Minimum Interest Rate of 0.00%.
  The notes are designed for investors who seek (a) quarterly interest payments that are, for the Initial Interest Periods, fixed at 5.00% per annum, and then for all subsequent Interest Periods are linked to the 10-Year U.S. Constant Maturity Swap Rate as determined on each Interest Reset Date, subject to the Maximum Interest Rate of 7.00% per annum and the Minimum Interest Rate of 0.00%, and (b) return of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Interest will be payable based on 90 days for the Interest Period and a 360-day year.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on September 21, 2010 and are expected to settle on or about September 24, 2010.

Key Terms

Maturity Date:	September 24, 2025
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × Day-Count Fraction.
Interest Rate:

With respect to each Initial Interest Period (which we expect to be from September 24, 2010 through but excluding March 24, 2013), a rate equal to 5.00% per annum, and with respect to each Interest Period thereafter, a rate per annum equal to the 10 year USD CMS Rate (as defined below) on each applicable Interest Reset Date, provided that such rate will not be greater than the Maximum Interest Rate of 7.00% per annum or less than the Minimum Interest Rate of 0.00%.

Minimum Interest Rate:	0.00%
Maximum Interest Rate:	7.00% per annum
Initial Interest Rate:	5.00% per annum
Initial Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding March 24, 2013.

10 year USD CMS Rate:

The 10 year USD CMS Rate refers to the rate for U.S. Dollar swaps with a Designated Maturity of 10 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the applicable Interest Reset Date, as determined by the calculation agent. If, on the applicable Interest Reset Date, the 10 year USD CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the 10 year USD CMS Rate in accordance with the procedures set forth under “Description of Notes — Interest — The Underlying Rates — USD CMS Rate” in the accompanying product supplement no. 165-A-II.

Interest Reset Date:	After the Initial Interest Periods, two U.S. Government Securities Business Days immediately prior to the beginning of the applicable Interest Period.
Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates:

Interest will be payable quarterly in arrears on the 24th calendar day of each March, June, September and December (each such date, an “Interest Payment Date”), commencing December 24, 2010, to and including the Maturity Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

Payment at Maturity:	On the Maturity Date, you will receive your initial investment in the notes back plus any accrued and unpaid interest.
Day-Count Fraction:	90/360
U.S. Government Securities Business Day:

Any day other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Day:

Any day other than a day on which banking institutions in London, England or The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

CUSIP:	48124AD95

Investing in the Floating Rate Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 165-A-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 165-A-II or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$33.30	$966.70

Total	$5,000,000	$166,500	$4,833,500

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately $33.30 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers of approximately $25.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which will be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. Please see “Plan of Distribution (Conflicts of Interest)” beginning on page PS-32 of the accompanying product supplement no. 165-A-II.

The agent for this offering, JPMS, is an affiliate of ours. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-32 of the accompanying product supplement no. 165-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 21, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-II dated August 24, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 3, 2010, and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 165-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 165-A-II dated August 24, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003574/e39857_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — At maturity, you will receive your initial investment in the notes back if the notes are held to maturity, regardless of the 10 year USD CMS Rate during the term of the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  QUARTERLY INTEREST PAYMENTS — With respect to the Initial Interest Periods (expected to begin on September 24, 2010 through but excluding March 24, 2013), a rate per annum equal to 5.00%. With respect to each Interest Period thereafter, a rate per annum equal to the 10 year USD CMS Rate on each applicable Interest Reset Date, provided that such rate will not be greater than the Maximum Interest Rate of 7.00% per annum or less than the Minimum Interest Rate of 0.00%. Interest will be payable quarterly in arrears on the 24th calendar day of each March, June, September and December, commencing December 24, 2010, to and including the Maturity Date. Interest will be payable to the holders of record at the close of business on the date that is fifteen (15) calendar days prior to the applicable Interest Payment Date. The quarterly interest payments after the Initial Interest Periods are affected by, and contingent upon, the 10 year USD CMS Rate, subject to the Maximum Interest Rate and the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 165-A-II.  Subject to the limitations described in the accompanying product supplement, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments”. We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.
  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 165-A-II, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

JPMorgan Structured Investments — Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate	PS-1

Selected Risk Considerations

  AFTER THE INITIAL INTEREST PERIODS THE NOTES WILL PAY AN ANNUAL INTEREST RATE, WHICH MAY BE 0.00% — For the applicable Initial Interest Periods your notes will pay an annual interest rate equal to 5.00%, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the 10 year USD CMS Rate, subject to the Minimum Interest Rate of 0.00% and the Maximum Interest Rate of 7.00% per annum. Therefore, if the 10 year USD CMS Rate is less than or equal to 0.00% for any Interest Period after the Initial Interest Periods, the Interest Rate on your notes for such Interest Period will be equal to 0.00%.
  FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest paid by us on the notes for each Interest Period after the Initial Interest Periods will be equal to the 10 year USD CMS Rate subject to the Maximum Interest Rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the Interest Rate for any quarterly Interest Period be less than the Minimum Interest Rate of 0.00%. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives. Interest with respect to any Interest Period other than an Initial Interest Period may be equal to 0.00%, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
  AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS BASED ON THE 10 YEAR USD CMS RATE OVER WHICH WE HAVE NO SUBSTANTIVE CONTROL — The 10 year USD CMS Rate may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the 10 year USD CMS Rate may be partially offset by other factors. We cannot predict the factors that may cause the 10 year USD CMS Rate, and consequently the Interest Rate for an Interest Period other than an Initial Interest Period, to increase or decrease. A decrease in the 10 year USD CMS Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period other than an Interest Period.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE — With respect to any Interest Reset Date after the Initial Interest Periods, if the 10 year USD CMS Rate is greater than the Maximum Interest Rate of 7.00% per annum, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an interest payment that will not exceed $70.00 per $1,000 principal amount note per annum prorated on a 360 day basis, regardless of the performance of the 10 year USD CMS Rate. In other words, if the 10 year USD CMS Rate is greater than or equal to 7.00%, your Interest Rate will be capped at 7.00% per annum.
  THE 10 YEAR USD CMS RATE WILL BE AFFECTED BY A NUMBER OF FACTORS — The amount of interest payable, if any, on notes after the Initial Interest Periods will depend on the 10 year USD CMS Rate. A number of factors can affect the 10 year USD CMS Rate by causing changes in the value of the 10 year USD CMS Rate including, but not limited to:
    changes in, or perceptions, about future 10 year USD CMS Rate levels;
    general economic conditions in the United States;
    prevailing interest rates; and
    policies of the Federal Reserve Board regarding interest rates.

  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

  THE 10 YEAR USD CMS RATE MAY BE VOLATILE — The 10 year USD CMS Rate is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
    sentiment regarding underlying strength in the U.S. and global economies;
    expectations regarding the level of price inflation;
    sentiment regarding credit quality in the U.S. and global credit markets;
    central bank policy regarding interest rates; and
    performance of capital markets.

  Increases or decreases in the 10 year USD CMS Rate could result in the corresponding Interest Rate decreasing or an Interest Rate of 0.00% and thus in the reduction of interest payable on the notes.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions,

JPMorgan Structured Investments — Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate	PS-2

if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the 10 year USD CMS Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the 10 year USD CMS Rate;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate	PS-3

Hypothetical Interest Rate for an Interest Period other than an Initial Interest Period

The Interest Rate for each Initial Interest Period will be 5.00% per annum. The following table illustrates the Interest Rate determination for an Interest Period other than an Initial Interest Period for a hypothetical range of performance for the 10 year USD CMS Rate and reflects the Minimum Interest Rate of 0.00% and the Maximum Interest Rate of 7.00% per annum. The hypothetical 10 year USD CMS Rates and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 10 year USD CMS Rate or interest payment applicable to a purchaser of the notes.

*The Interest Rate cannot be greater than the Maximum Interest Rate of 7.00% per annum.

**The Interest Rate cannot be less than the Minimum Interest Rate of 0.00%.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated and assume that each Interest Period is not an Initial Interest Period.

Example 1: After the Initial Interest Periods, the 10 year USD CMS Rate is 3.00%. The Interest Rate is 3.00% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 3.00% × (90/360) = $7.50

Example 2: After the Initial Interest Periods, the 10 year USD CMS Rate is 8.00%. Because the 10 year USD CMS Rate of 8.00% exceeds the Maximum Interest Rate of 7.00% per annum, the Interest Rate is the Maximum Interest Rate of 7.00% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 7.00% × (90/360) = $17.50

Example 3: After the Initial Interest Periods, the 10 year USD CMS Rate is 0.00%. The Interest Rate is 0.00% and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 0.00% × (90/360) = $0.00

JPMorgan Structured Investments — Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate	PS-4

Historical Information

The following graph sets forth the daily historical performance of the 10 year USD CMS Rate from January 4, 2000 through September 21, 2010. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 10 year USD CMS Rate, as appeared on Reuters page “ISDAFIX1” at approximately 11:00 a.m., New York City time on September 21, 2010 was 2.6875%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the 10 year USD CMS Rate on any Interest Reset Date. We cannot give you assurance that the performance of the 10 year USD CMS Rate will result in any positive Interest Payments or a return of more than the principal amount of your notes plus the Initial Interest Payments.

JPMorgan Structured Investments — Floating Rate Notes Linked to the 10-Year U.S. Constant Maturity Swap Rate	PS-5